EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2017	2016
	(dollars are in millions)
Ratios excluding interest on deposits:
Income from continuing operations	$296	$154
Income tax expense	152	79
Fixed charges:
Interest on:
Short-term borrowings	23	18
Long-term debt	242	197
Others	3	6
One third of rents, net of income from subleases	7	7
Total fixed charges, excluding interest on deposits	275	228
Earnings from continuing operations before taxes and fixed charges, excluding interest on deposits	$723	$461
Ratio of earnings to fixed charges, excluding interest on deposits	2.63	2.02

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$275	$228
Add: Interest on deposits	150	105
Total fixed charges, including interest on deposits	425	333
Earnings from continuing operations before taxes and fixed charges, excluding interest on deposits	723	461
Add: Interest on deposits	150	105
Earnings from continuing operations before taxes and fixed charges, including interest on deposits	$873	$566
Ratio of earnings to fixed charges, including interest on deposits	2.05	1.70